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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                               ----------------

                                 SCHEDULE 14D-1

                   TENDER OFFER STATEMENT PURSUANT TO SECTION
                14(D)(1) OF THE SECURITIES EXCHANGE ACT OF 1934

                               ----------------

                             EXECUSTAY CORPORATION
                           (NAME OF SUBJECT COMPANY)

                          MARRIOTT INTERNATIONAL, INC.
                             MI SUBSIDIARY I, INC.
                                   (BIDDERS)

                    COMMON STOCK, PAR VALUE $0.01 PER SHARE
                         (TITLE OF CLASS OF SECURITIES)

                                  30150K 10 0
                     (CUSIP NUMBER OF CLASS OF SECURITIES)

                           G. COPE STEWART, III, ESQ.
              SENIOR VICE PRESIDENT AND ASSOCIATE GENERAL COUNSEL
                          MARRIOTT INTERNATIONAL, INC.
                              10400 FERNWOOD ROAD
                            BETHESDA, MARYLAND 20857
                                 (301) 380-8399
  (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO RECEIVE NOTICES
                    AND COMMUNICATIONS ON BEHALF OF BIDDER)

                                   COPIES TO:

                              JOHN F. OLSON, ESQ.
                          GIBSON, DUNN & CRUTCHER LLP
                         1050 CONNECTICUT AVENUE, N.W.
                             WASHINGTON, D.C. 20036
                                 (202) 955-8522

                           CALCULATION OF FILING FEE
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
            TRANSACTION VALUATION                           AMOUNT OF FILING FEE
--------------------------------------------------------------------------------
                $56,371,924(1)                                 $11,274.38(2)

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(1) For purposes of fee calculation only. The total transaction value is based on (i) 8,235,806 shares of common stock (the "Shares"), outstanding as of January 6, 1999, (ii) plus 356,650 Shares issuable upon the exercise of outstanding options, (iii) less 4,565,890 Shares that are subject to agreements that the holders of such Shares will not tender such Shares pursuant to the Offer (as defined herein), multiplied by the Offer price of $14.00 per Share.
(2) The amount of the filing fee calculated in accordance with Regulation 240.0-11 of the Securities Exchange Act of 1934 equals 1/50th of 1% of the aggregate value of the cash offered by MI Subsidiary I, Inc. for such number of Shares.

[_]CHECK BOX IF ANY PART OF THE FEE IS OFFSET AS PROVIDED BY RULE 0-11(A)(2)
   AND IDENTIFY THE FILING WITH WHICH THE OFFSETTING FEE WAS PREVIOUSLY PAID. IDENTIFY THE PREVIOUS FILING BY REGISTRATION STATEMENT NUMBER, OR THE FORM OR SCHEDULE AND THE DATE OF ITS FILING.

Amount previously paid:None                         Filing party: Not
Form or registration no.: Not Applicable            Applicable
                                                    Date filed:Not Applicable

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

 CUSIP NO. 30150K 10                 14D-1
          0

  1.NAMES OF REPORTING PERSONS
    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

    Marriott International, Inc.
--------------------------------------------------------------------------------
  2.CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*              (a) [_]
                                                                   (b) [_]
--------------------------------------------------------------------------------
  3.SEC USE ONLY

--------------------------------------------------------------------------------
  4.SOURCE OF FUNDS:

    WC
--------------------------------------------------------------------------------
  5.CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEM 2(e) OR 2(f)                                              [_]

--------------------------------------------------------------------------------
  6.CITIZENSHIP OR PLACE OF ORGANIZATION

    Delaware
--------------------------------------------------------------------------------
  7.AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    3,765,455 Shares(3)

--------------------------------------------------------------------------------
  8.CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (7) EXCLUDES CERTAIN SHARES
                                                                      [_]

--------------------------------------------------------------------------------
  9.PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (7)

    45.7%(3)

--------------------------------------------------------------------------------
 10.TYPE OF REPORTING PERSON

    CO

(3) On January 6, 1999, Marriott International, Inc. ("Marriott") and MI Subsidiary I, Inc. ("Purchaser") entered into three separate stockholder agreements (the "Stockholder Agreements") with five stockholders of the Company (the "Proxy Grantors"). Pursuant to the Stockholder Agreements, upon the terms and subject to the conditions therein, the Proxy Grantors have granted to Purchaser, effective only after expiration of the Offer and the purchase of Shares pursuant thereto, an option, exercisable in limited circumstances, to purchase all of their Shares and a proxy with respect to such Shares. The Shares that are subject to the Stockholder Agreements are reflected in Rows 7 and 9 above. The Reporting Persons disclaim beneficial ownership of such Shares and this statement shall not constitute an admission that the Reporting Persons are, for any or all purposes, the beneficial owners of any securities covered by this statement.

 CUSIP NO. 30150K 10                 14D-1
          0

  1.NAMES OF REPORTING PERSONS
    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

    MI Subsidiary I, Inc.
--------------------------------------------------------------------------------
  2.CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*              (a) [_]
                                                                   (b) [_]
--------------------------------------------------------------------------------
  3.SEC USE ONLY

--------------------------------------------------------------------------------
  4.SOURCE OF FUNDS:

    AF
--------------------------------------------------------------------------------
  5.CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEM 2(e) OR 2(f)                                              [_]

--------------------------------------------------------------------------------
  6.CITIZENSHIP OR PLACE OF ORGANIZATION

    Delaware
--------------------------------------------------------------------------------
  7.AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    3,765,455 Shares(4)

--------------------------------------------------------------------------------
  8.CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (7) EXCLUDES CERTAIN SHARES
                                                                      [_]

--------------------------------------------------------------------------------
  9.PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (7)

    45.7%(4)

--------------------------------------------------------------------------------
 10.TYPE OF REPORTING PERSON

    CO

(4) See Footnote 3 on page 2.

                                  INTRODUCTION

   This Tender Offer Statement on Schedule 14D-1 (this "Statement") relates to the offer by MI Subsidiary I, Inc., a Delaware corporation ("Purchaser"), and a wholly owned, direct subsidiary of Marriott International, Inc., a Delaware corporation ("Marriott"), to purchase all outstanding shares of common stock, par value $0.01 per share (the "Common Stock" or the "Shares"), of ExecuStay Corporation, a Maryland corporation (the "Company"), at a price of $14.00 per Share, net to the tendering stockholder in cash, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated as of January 12, 1999 (the "Offer to Purchase"), and the related Letter of Transmittal (which together constitute the "Offer"), copies of which are attached hereto as Exhibits (a)(1) and (a)(2), respectively. The Offer is being made pursuant to a Merger Agreement, dated January 6, 1999, by and among Marriott, Purchaser and the Company, which provides, among other things, that as promptly as practicable after the satisfaction or, if permissible, waiver of the conditions set forth therein (including without limitation, the purchase of Shares pursuant to the Offer), the Company will be merged with and into Purchaser (the "Merger"), with the Purchaser continuing as the surviving corporation, and each issued Share that is outstanding immediately prior to the Merger (other than any Shares held by any of the Company's subsidiaries or any Shares held by Marriott, Purchaser or any other subsidiary of Marriott, and, in the event that dissenters' rights are available following the Merger, other than Shares held by stockholders who shall not have voted in favor of the Merger or consented thereto in writing and who shall have complied with all of the relevant provisions of Section 3-202 of the Maryland General Corporation Law (the "MGCL")), will be converted automatically into the right to receive the amount paid per Share in the Offer, in cash, without interest, upon surrender of the certificate representing such Share.

   The information contained in this Statement concerning the Company, including, without limitation, information concerning the deliberations, approvals and recommendations of the Board of Directors of the Company in connection with the transaction, the opinion of the financial advisor to such Board of Directors, and the Company's capital structure and financial information, was supplied by the Company. Purchaser takes no responsibility for the accuracy of such information.

ITEM 1. ISSUER AND CLASS OF SECURITY SUBJECT TO THE TRANSACTION

   (a) The name of the subject company is ExecuStay Corporation, a Maryland corporation, which has its principal executive offices at 7595 Rickenbacker Drive, Gaithersburg, Maryland 20879.

   (b) The class of equity securities being sought is the Company's Common Stock. Information set forth in the Offer to Purchase under the caption "INTRODUCTION" is incorporated herein by reference.

   (c) The information concerning the principal market in which the Shares are traded and certain high bid and low ask prices for the Shares in such principal market set forth in the Offer to Purchase under the caption "THE TENDER OFFER--
6. Price Range of the Shares" is incorporated herein by reference.

ITEM 2. IDENTITY AND BACKGROUND

   (a)-(d), (g) This Statement is filed by Purchaser and Marriott. The information concerning the name, state or other place of organization, principal business and address of the principal office of Purchaser and Marriott, and the name, business address, present principal occupation or employment (including the name, principal business and address of any corporation or other organization in which such employment or occupation is conducted), material occupations, positions, offices or employment during the last five years and citizenship of each of the executive officers and directors of Purchaser and Marriott set forth in the Offer to Purchase under the captions "INTRODUCTION" and "THE TENDER OFFER--8. Certain Information Concerning Purchaser and Marriott," and in Schedule I to the Offer to Purchase, is incorporated herein by reference.

   (e) and (f) During the last five years, neither Purchaser, Marriott nor, to the knowledge of Purchaser or Marriott, any person listed in Schedule I to the Offer to Purchase has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting activities subject to, federal or state securities laws or finding any violations of such laws.

ITEM 3. PAST CONTACTS, TRANSACTIONS OR NEGOTIATIONS

   (a) Other than the transactions described in Item 3(b) below, neither Purchaser, Marriott, nor, to the knowledge of Marriott or Purchaser, any person listed in Schedule I to the Offer to Purchase has entered into any transaction with (1) the Company, or any of the Company's affiliates which are corporations, since the commencement of the Company's third full fiscal year preceding the date of this Statement, the aggregate amount of which was equal to or greater than one percent of the consolidated revenues of the Company for
(i) the fiscal year in which such transaction occurred or (ii) the portion of the current fiscal year which has occurred if the transaction occurred in such year; or (2) the executive officers, directors or affiliates of the Company which are not corporations where the aggregate amount involved in such transactions or any series of similar transactions, including all periodic installments in the case of any lease or other agreement providing for periodic payments or installments, exceeds $40,000.

   (b) The information set forth in the Offer to Purchase under the captions "INTRODUCTION," "THE TENDER OFFER--8. Certain Information Concerning Purchaser and Marriott," "THE TENDER OFFER--11. Contacts with the Company; Background of the Offer and the Merger" and "THE TENDER OFFER--12. Purpose of the Offer; The Merger Agreement; The Stockholder Agreements" is incorporated herein by reference.

ITEM 4. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

   (a) The information set forth in the Offer to Purchase under the caption "THE TENDER OFFER--9. Source and Amount of Funds" is incorporated herein by reference.

   (b) and (c) Not applicable.

ITEM 5. PURPOSE OF THE TENDER OFFER AND PLANS OR PROPOSAL OF THE BIDDER

   (a) - (e) The information set forth in the Offer to Purchase under the captions "INTRODUCTION," "THE TENDER OFFER--11. Contacts with the Company; Background of the Offer and the Merger" and "THE TENDER OFFER--12. Purpose of the Offer; The Merger Agreement; The Stockholder Agreements" is incorporated herein by reference.

   (f) and (g) The information set forth in the Offer to Purchase under the caption "THE TENDER OFFER--14. Effects of the Offer on the Market for Shares; Nasdaq Stock Market and Exchange Act Registration" is incorporated herein by reference.

ITEM 6. INTEREST IN SECURITIES OF THE SUBJECT COMPANY

   (a) and (b) The information set forth in the Offer to Purchase under the captions "THE TENDER OFFER--8. Certain Information Concerning Purchaser and Marriott," "THE TENDER OFFER--10. Certain Transactions between Marriott and the Company," "THE TENDER OFFER--11. Contacts With the Company; Background of the Offer and Merger" and "THE TENDER OFFER--12. Purpose of the Offer; The Merger Agreement; The Stockholder Agreements" is incorporated herein by reference. As a result of Purchaser's conditional option to purchase the Shares owned by certain stockholders who are party to the Stockholder Agreements referred to in "THE TENDER OFFER--12. Purpose of the Offer; The Merger Agreement; The Stockholder Agreements," the Purchaser and Marriott may be deemed to own beneficially an aggregate of 3,765,455 Shares, which represent approximately 45.7% of the Shares outstanding on January 6, 1999. Both Marriott and Purchaser, however, have disclaimed beneficial ownership of such Shares, and this statement shall not be construed as an admission that either Marriott or Purchaser is the beneficial owner of any securities covered by this statement.

ITEM 7. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO THE SUBJECT COMPANY'S SECURITIES

   The information set forth in the Offer to Purchase under the caption "THE TENDER OFFER--11. Contacts With the Company; Background of the Offer and Merger" and "THE TENDER OFFER--12. Purpose of the Offer; The Merger Agreement; The Stockholder Agreements" is incorporated herein by reference.

ITEM 8. PERSONS RETAINED, EMPLOYED OR TO BE COMPENSATED

   The information set forth in the Offer to Purchase under the caption "THE TENDER OFFER--17. Fees and Expenses" is incorporated herein by reference.

ITEM 9. FINANCIAL STATEMENTS OF CERTAIN BIDDERS

   The information set forth in the Offer to Purchase under the caption "THE TENDER OFFER--8. Certain Information Concerning Purchaser and Marriott" is incorporated herein by reference.

ITEM 10. ADDITIONAL INFORMATION

   (a) The information set forth in the Offer to Purchase under the caption "THE TENDER OFFER--12. Purpose of the Offer; The Merger Agreement; The Stockholder Agreements" is incorporated herein by reference.

   (b) and (c) The information set forth in the Offer to Purchase under the caption "THE TENDER OFFER--16. Certain Legal Matters; Regulatory Approvals" is incorporated herein by reference.

   (d) The information set forth in the Offer to Purchase under the caption "THE TENDER OFFER--14. Effects of the Offer on the Market for Shares; Nasdaq Stock Market and Exchange Act Registration" is incorporated herein by reference.

   (e) Not applicable.

   (f) The information set forth in the Offer to Purchase and the Letter of Transmittal, to the extent not otherwise incorporated by reference, is incorporated herein by reference

ITEM 11. MATERIAL TO BE FILED AS EXHIBITS

   (a)(1) Offer to Purchase, dated January 12, 1999

   (a)(2) Letter of Transmittal

   (a)(3) Notice of Guaranteed Delivery

   (a)(4) Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees

   (a)(5) Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees

   (a)(6) Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9

   (a)(7) Form of Summary Advertisement, dated January 12, 1999

   (a)(8) Press Releases, dated January 6, 1999 and January 11, 1999 issued by Marriott

   (b) None

   (c)(1) Merger Agreement, dated as of January 6, 1999, among the Company, Purchaser and Marriott

   (c)(2) Stockholder Agreement, dated January 6, 1999, among Purchaser, Marriott and certain executive officers of the Company

   (c)(3) Stockholder Agreement, dated January 6, 1999, among Purchaser, Marriott and B. Andersen

   (c)(4) Stockholder Agreement, dated January 6, 1999, among Purchaser, Marriott and K. Regan

   (c)(5) Stockholder Agreement, dated January 6, 1999, among Purchaser, Marriott and certain stockholders of the Company

   (c)(6) Forms of Employment Agreement (included as part of exhibits (c)(2) and (c)(3))

   (d) None

   (e) Not Applicable

   (f) None

                                   SIGNATURES

   AFTER DUE INQUIRY AND TO THE BEST OF HIS KNOWLEDGE AND BELIEF, THE UNDERSIGNED CERTIFIES THAT THE INFORMATION SET FORTH IN THIS STATEMENT IS TRUE, COMPLETE AND CORRECT.

   Dated: January 12, 1999

                                          MI SUBSIDIARY I, INC.

                                                     /s/ G. Cope Stewart, III
                                          By: _________________________________
                                             NAME: G. COPE STEWART, III
                                             TITLE: VICE PRESIDENT

                                   SIGNATURE

   AFTER DUE INQUIRY AND TO THE BEST OF HIS KNOWLEDGE AND BELIEF, THE UNDERSIGNED CERTIFIES THAT THE INFORMATION SET FORTH IN THIS STATEMENT IS TRUE, COMPLETE AND CORRECT.

   Dated: January 12, 1999

                                          MARRIOTT INTERNATIONAL, INC.

                                                     /s/ G. Cope Stewart, III
                                          By: _________________________________
                                             NAME: G. COPE STEWART, III
                                             TITLE: SENIOR VICE PRESIDENT AND
                                                ASSOCIATE GENERAL COUNSEL

                                 EXHIBIT INDEX

 EXHIBIT
 NUMBER                                  EXHIBIT
 -------                                 -------
 (a)(1)  Offer to Purchase, dated January 12, 1999

 (a)(2)  Letter of Transmittal

 (a)(3)  Notice of Guaranteed Delivery

 (a)(4)  Letter to Brokers, Dealers, Commercial Banks, Trust Companies and
         Other Nominees

 (a)(5)  Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust
         Companies and Other Nominees

 (a)(6)  Guidelines for Certification of Taxpayer Identification Number on
         Substitute Form W-9

 (a)(7)  Form of Summary Advertisement, dated January 12, 1999

 (a)(8)  Press Releases, dated January 6, 1999 and January 11, 1999 issued by
         Marriott

 (b)     None

 (c)(1)  Merger Agreement, dated as of January 6, 1999, among the Company,
         Purchaser and Marriott

 (c)(2)  Stockholder Agreement, dated January 6, 1999, among Purchaser,
         Marriott and certain executive officers of the Company

 (c)(3)  Stockholder Agreement, dated January 6, 1999, among Purchaser,
         Marriott and B. Andersen

 (c)(4)  Stockholder Agreement, dated January 6, 1999, among Purchaser,
         Marriott and K. Regan

 (c)(5)  Stockholder Agreement, dated January 6, 1999, among Purchaser,
         Marriott and certain stockholders of the Company

 (c)(6)  Forms of Employment Agreement (included in exhibits (c)(2) and (c)(3))

 (d)     None

 (e)     Not Applicable

 (f)     None